

April 23, 2010

Mr. Don Wilson
President and Chief Executive Officer
Gulf United Energy, Inc.
P.O. Box 22165
Houston, TX 77227-2165

      Re: **Gulf United Energy, Inc.**
            Preliminary Proxy Statement on Schedule 14A
            Filed April 8, 2010
            File No. 000-52322

Dear Mr. Wilson:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A, filed April 8, 2010

General

1.   We note your disclosure that the primary purpose for increasing the authorized shares of common stock is to allow for acquisitions of certain working interests, conversion of outstanding debt, and to ensure that there are a sufficient number of shares of common stock available for financings and/or acquisitions of oil and gas properties and oil and gas related businesses. Please provide us with more information regarding these acquisitions, such as whether they are acquisitions of a going business or the assets of a going business. In this regard, please review Instruction A of Schedule 14A and provide us with an analysis as to whether additional disclosure relating to these acquisitions is required. Please also review the provisions of Item 13 of Schedule 14A and provide us with an analysis as to whether you are required to include financial statements in your filing.

Proposal Number 1 – Increase in the Authorized Shares of the Company's Common Stock from 200,000,000 to 700,000,000

Reasons for the Increase, page 6

2.   Please enhance your disclosure by quantifying the amounts of shares that are anticipated to be issued in the contemplated transactions that you describe. If the exact amounts are not known, you may state ranges.

Effects of the Increase, page 8

3.   Please enhance your disclosure by quantifying in tabular format the anticipated impact of the increase and the contemplated transactions on the amounts of shares (i) issued and outstanding; (ii) reserved for issuance; and (iii) authorized, unreserved and available for future issuance.

Proposal Number 3 – To Opt Out of Nevada's Control Share Acquisitions Statute

4.   Please disclose whether in any stockholders or future stockholders would be subject to Nevada's Control Share Acquisition Statute, based on any intentions, plans, proposal or arrangements to issue the Company's securities. In this regard, we note that you intend to issue additional shares, as discussed in Proposal 1, to each of the beneficial stockholders of more than 5% of your common stock.

Form 10-K for the Fiscal Year Ended August 31, 2009

Controls and Procedures, page 27

Form 10-Q for the Fiscal Quarter Ended November 30, 2009

Controls and Procedures, page 17

5. We note your statement on page 27 of the Form 10-K that "Because of …
material weaknesses, management has concluded that the Company did not
maintain effective internal control over financial reporting as of August 31, 2009
… ." We furthermore note your statement on page 17 of the Form 10-Q that your
Principal Executive Officer and Principal Financial Officer concluded that "our
disclosure controls and procedures were effective" as of November 30, 2009, and
your statement on page 18 of the Form 10-Q that "There were no changes in our
internal control over financial reporting that occurred during our most recently
completed fiscal quarter that have materially affected, or are reasonably likely to
materially affect, our internal control over financial reporting." Please revise
your Form 10-Q filing to explain the remediation that was undertaken between
August 31, 2009 and November 30, 2009.

Closing Comments

 As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

 We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

 In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Norman Gholson at (202) 551-3237 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief